Hi there,

I wanted to follow up with you on our Friends & Family Round. We're really excited about this raise and what's next in store for Maven Curation.

To recap, we are inviting our closest supporters to reserve spots as investors in Maven. If you plan to reserve your spot as an investor please do so by **Wednesday April 13th.*** This helps us plan accordingly for the raise.

[*Click Here to Reserve Your Spot*](#)

If you have any questions please feel free to reach out to me.

Best,

Niina

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Niina Al-Hassan
Founder, Maven Curation
M: 509-432-3467











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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.